FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 11, 2020

1.       DATE, TIME AND PLACE: on November 11, at 06:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived by the agreement of all members. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.       AGENDA: Analysis and deliberation about changes in the Company's Executive Board.

5.       RESOLUTIONS: The Messrs. members of the Board of Directors examined the item on the Agenda and took the following resolution unanimously and without reservation:

5.1        Analysis and deliberation on changes in the Company's Executive Board: The Members of the Company's Board of Directors were informed that, in keeping with the Company's preparation for the spin-off project with the wholly-owned subsidiary Sendas

Distribuidora, Mr. Peter Paul Lorenço Estermann , Chief Executive Officer of the Company resigned from his position today, November 11, 2020. Messrs. Directors thanked him for his valuable contribution and dedication over the more than seven years in the company, especially with regard to the transformation process of the Company, restructuring of Multivarejo and integration of the Latin American platform with Éxito.

Subsequently, after discussions, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee and based on the Company's Bylaws, the Members of the Board of Directors decided to elect Christophe José Hidalgo, French, married, accountant, holder of the RNE V194572-X identity card, registered with CPF / MF under No. 214.455. 098-06, as Interim Chief Executive Officer, to end the 2-year term of office that started on April 30, 2020, ending at the first meeting of the Board of Directors that occurs after the Annual General Meeting that approves the accounts for the year 2021 or when this body so decides. Accordinly, the composition of the Company´s Executive Board shall remain as follwoing: (i) Interim Chief Executive Officer, Vice President of Finance and Investor Relations: Christophe José Hidalgo, above qualified; (ii) CEO of Multivarejo: Jorge Faiçal, Brazilian, married, administrator, bearer of identity card RG nº 22.702.673-1, registered with CPF / MF under nº 192.223.408-76; and (iii) Chief Executive Officer of Wholesale Business: Belmiro de Figueiredo Gomes, Brazilian, divorced, commercial, bearer of identity card RG nº 52.699.074-0, SSP / SP, registered with CPF / MF under nº 805.421.589 -49;

5.1.1. The Executive Officers hereby declared, under the penalties of the law, that they are not involved in any of the crimes provided for by law that prevent them from exercising commercial activity, being aware of the provisions of Article 147 of Law No. 6,404 / 76.

5.1.2. On a continuous basis, a proposal was made and decided nominating the Officers who may represent the Company before third parties, with the Messrs. Members of the Board of Directors resolving:

5.1.2.1. Under the terms of the sole paragraph of Article 22 of the Company's Bylaws, indicate the Officers: (i) Christophe José Hidalgo, (ii) Jorge Faiçal, and (iii) Belmiro Figueiredo Gomes, in order, together with an attorney, to represent the Company management acts.

5.1.2.2. Pursuant to the second paragraph of Article 28 of the Company's Bylaws, indicate the Directors: (i) Christophe José Hidalgo, (ii) Jorge Faiçal, and (iii) Belmiro Figueiredo Gomes, to represent the Company together (3) in acts that imply acquisition, encumbrance or sale of assets, including real estate, as well as acts of constitution of attorneys-in-fact for such practices.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 11, 2020. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 11, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.